# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bitdeer Technologies Group, CIK 0001899123
CUSIP: G11448100
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1,, #09-03/04,, Singapore,, Singapore (U0), 339509
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001977928

## Reporting persons
- Golden Navigate Investments Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,193,115; shared voting power 0; sole dispositive power 9,193,115; shared dispositive power 0; aggregate amount beneficially owned 9,193,115 (4.8% of the class)
  Comment: (1) Represents 9,193,115 Class A ordinary shares, par value US$0.0000001 per share, directly held by Golden Navigate Investments Limited ("Golden Navigate"). Golden Navigate is a British Virgin Islands company wholly owned by Blessing Surplus Limited, a company incorporated in the British Virgin Islands, which is wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee (the "Trustee") of The Zizai Trust, a Hong Kong reserved powers trust (the "Trust"). Mr. Yishuo Hu is the settlor of the Trust and Mr. Hu and his family members are the beneficiaries of the Trust. Under the terms of the Trust, Mr. Hu has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Golden Navigate in the Issuer.
  
  (2) The percentage of Class A ordinary shares beneficially owned is based on a total of 191,152,162 Class A ordinary shares of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on February 23, 2026 (Registration No. 333-283732).
  
  (3) This Amendment No. 3 is being filed to report a disposition of Class A ordinary shares that resulted in the Reporting Persons' beneficial ownership falling below 5% of the outstanding Class A ordinary shares of the Issuer and therefore constitutes an exit filing for the Reporting Persons.
- Yishuo Hu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 9,193,115; shared voting power 0; sole dispositive power 9,193,115; shared dispositive power 0; aggregate amount beneficially owned 9,193,115 (4.8% of the class)
  Comment: (4) Represents 9,193,115 Class A ordinary shares, par value US$0.0000001 per share, directly held by Golden Navigate. Golden Navigate is wholly owned and managed by the Trust, for which Mr. Yishuo Hu is the settlor and Mr. Hu and his family members are the beneficiaries. Under the terms of the Trust, Mr. Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Golden Navigate in the Issuer.
  
  (5) The percentage of Class A ordinary shares beneficially owned is based on a total of 191,152,162 Class A ordinary shares of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on February 23, 2026 (Registration No. 333-283732).
  
  (6) This Amendment No. 3 is being filed to report a disposition of Class A ordinary shares that resulted in the Reporting Persons' beneficial ownership falling below 5% of the outstanding Class A ordinary shares of the Issuer and therefore constitutes an exit filing for the Reporting Persons.

## Item 1. Issuer
Name of issuer: Bitdeer Technologies Group
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore, Singapore, 339509

## Item 2. Person Filing
Name of person filing: (i) Golden Navigate Investments Limited, and (ii) Yishuo Hu (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The addresses of the Reporting Persons are:

(i) Golden Navigate Investments Limited: 107 West Coast Vale, #30-11, Singapore 126751

(ii) Yishuo Hu: 107 West Coast Vale, #30-11, Singapore 126751
Citizenship:
Golden Navigate Investments Limited: British Virgin Islands
Yishuo Hu: Chinese

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Golden Navigate Investments Limited: 9,193,115 class A ordinary shares
Yishuo Hu: 9,193,115 class A ordinary shares
Percent of class:
Golden Navigate Investments Limited: 4.8%
Yishuo Hu: 4.8%
Sole power to vote or to direct the vote:
Golden Navigate Investments Limited: 9,193,115 class A ordinary shares
Yishuo Hu: 9,193,115 class A ordinary shares
Shared power to vote or to direct the vote:
Golden Navigate Investments Limited: 0 class A ordinary shares
Yishuo Hu: 0 class A ordinary shares
Sole power to dispose or to direct the disposition:
Golden Navigate Investments Limited: 9,193,115 class A ordinary shares
Yishuo Hu: 9,193,115 class A ordinary shares
Shared power to dispose or to direct the disposition:
Golden Navigate Investments Limited: 0 class A ordinary shares
Yishuo Hu: 0 class A ordinary shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1* Joint Filing Agreement

* Filed herewith

## Signatures
- Golden Navigate Investments Ltd: /s/ Yishuo Hu, Yishuo Hu/Director (04/02/2026)
- Yishuo Hu: /s/ Yishuo Hu, Yishuo Hu (04/02/2026)